UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Reverse Split

As previously reported by Anghami Inc. (the “Company”), at the reconvened Extraordinary General Meeting held on July 22, 2025, the Company’s shareholders approved the 1-for-10 reverse stock split of all of its issued and outstanding, and authorized but unissued, ordinary shares (the “Reverse Stock Split”).

On August 1, 2025, the Company’s Board of Directors, acting pursuant to the approval by the Company’s shareholders, implemented the Reverse Stock Split effective following the close of trading on the Nasdaq Capital Market by sending notice to the Registrar of Companies of the Cayman Islands which served as an effective amendment to the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum Amendment”). Pursuant to the Memorandum Amendment, the authorized share capital remains $215,000 and is now divided into 215,000,000 ordinary shares, and the par value of the ordinary shares has increased from $0.0001 per share to $0.001 per share. As a result of the Reverse Stock Split, every ten issued and outstanding ordinary shares was combined into one issued and outstanding ordinary share. Shareholders will not receive fractional shares; instead, cash payments will be made in lieu of any fractional shares.

The Reverse Stock Split became effective after the close of business on August 1, 2025, and the Company’s ordinary shares will begin trading on a Reverse Stock Split-adjusted basis on the Nasdaq Capital Market under the existing ticker symbol “ANGH” at the market open on August 4, 2025. After the Reverse Stock Split, the trading symbol for the Company’s ordinary shares will continue to be “ANGH.” The new CUSIP number for the Company’s ordinary shares is G0369L200.

The foregoing descriptions of the Memorandum Amendment is a summary of the material terms of the Memorandum Amendment and does not purport to be complete and is qualified in its entirety by reference to the Memorandum Amendment, which is attached hereto as Exhibit 99.1.

Adjustments to Warrants

In connection with the Reverse Split, the Company issued a notice (the “Warrant Adjustment Notice”) to holders of its warrants to purchase ordinary shares (the “Warrants”). In the Warrant Adjustment Notice, the Company notified Continental Stock Transfer & Trust Company, as the warrant agent (the “Warrant Agent”), and the Warrant holders that the Company has made the following adjustments to its outstanding Warrants, effective after the close of trading on August 1, 2025:

●	the number of ordinary shares issuable upon the exercise of each pre-Reverse Stock Split Warrant to purchase one ordinary share will decrease proportionately to the Reverse Stock Split ratio, resulting in each such Warrant being exercisable for 1/10th of an ordinary share following the Reverse Stock Split; and

●	the exercise price of each post-Reverse Stock Split Warrant to purchase one whole post-Reverse Stock Split ordinary share will be proportionately increased ten-fold (relative to a pre-Reverse Stock Split Warrant to purchase one pre-Stock Share Stock ordinary share), to $115.00 per post-Reverse Stock Split ordinary share.

The Warrant Adjustment Notice was provided by the Company pursuant to the terms of the Warrant Agreement, dated August 6, 2020 (the “Warrant Agreement”), by and between the Company (as successor to Vistas Media Acquisition Company Inc.) and Warrant Agent, as amended by that certain Assignment, Assumption and Amendment Agreement, dated as of February 3, 2022.

In accordance with the terms of the Warrant Agreement, the Company will not issue fractional shares upon exercise of Warrants. Any exercise of Warrants that would result in a Warrant holder receiving, upon the exercise of such Warrant, a fractional interest in an ordinary share will be rounded down to the nearest whole number the number of ordinary shares to be issued to such holder. As a result, following the Reverse Split, Warrants should be exercised in multiples of ten Warrants to ensure that no fractional shares are issuable upon exercise of the Warrants.

The CUSIP number for the Warrants will remain G0369L119 and the trading symbol for the Warrants will continue to be “ANGHW” following the foregoing adjustments to the Warrants.

The foregoing descriptions of the Warrant Adjustment Notice is a summary of the material terms of the Warrant Adjustment Notice and does not purport to be complete and is qualified in its entirety by reference to the Warrant Adjustment Notice, which is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	Memorandum Amendment, dated August 1, 2025.
99.2	Warrant Adjustment Notice, effective August 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: August 4, 2025	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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